UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Pernod Ricard S.A.
(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

F72027109
(CUSIP Number)

Mr. François-Xavier Diaz

Société Paul Ricard
Ile des Embiez
83140 Six Fours les Plages
+33 4 94 10 65 26
France

Hidefumi Iwasa
Kirin Brewery Company Limited
10-1, Shinkawa 2-Chome

Chuo-ku, Tokyo 104-8288
+81 3 55 40 3621
Japan

Mr. Raphael Gonzalez-Gallarza
Capitán Haya, 35-8 ° E
28020 Madrid
Spain

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons	Société Paul Ricard
(2)	Check the Appropriate Box if a Member of a Group	(a) (b)
(3)	SEC Use Only
(4)	Source of Funds	N/A (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization	France
	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	0
		(8) Shared Voting Power	12,783,386*
		(9) Sole Dispositive Power	8,787,907*
		(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,783,386
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11	13.6%**
(14)	Type of Reporting Person	CO

*This amount includes 291,000 Shares owned by Société Paul Ricard’s wholly-owned subsidiary SNC Le Garlaban.
**Based on 93,844,258 Shares outstanding on January 19, 2006 as published by the Issuer in the Bulletin des Annonces Légales Obligatoires on January 25, 2006.

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons	Mrs. Danièle Ricard
(2)	Check the Appropriate Box if a Member of a Group	(a) (b)
(3)	SEC Use Only
(4)	Source of Funds	N/A (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization	French
	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	75,205
		(8) Shared Voting Power	12,783,386
		(9) Sole Dispositive Power	75,205
		(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,858,591
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11	13.7%**
(14)	Type of Reporting Person	IN

**Based on 93,844,258 Shares outstanding on January 19, 2006 as published by the Issuer in the Bulletin des Annonces Légales Obligatoires on January 25, 2006.

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons	Mr. François-Xavier Diaz
(2)	Check the Appropriate Box if a Member of a Group	(a) (b)
(3)	SEC Use Only
(4)	Source of Funds	N/A (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship or Place of Organization	French
	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	360
		(8) Shared Voting Power	12,783,386
		(9) Sole Dispositive Power	360
		(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	12,783,746
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11	13.6%*
(14)	Type of Reporting Person	IN

*Based on 93,844,258 Shares outstanding on January 19, 2006 as published by the Issuer in the Bulletin des Annonces Légales Obligatoires on January 25, 2006.

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons	Mr. Raphael Gonzalez-Gallarza
(2)	Check the Appropriate Box if a Member of a Group	(a) (b)
(3)	SEC Use Only
(4)	Source of Funds	N/A (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Citizenship	Spain
	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	567,335
		(8) Shared Voting Power	0
		(9) Sole Dispositive Power	567,335
		(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	567,335
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11	0.6%*
(14)	Type of Reporting Person	IN

*Based on 93,844,258 Shares outstanding on January 19, 2006 as published by the Issuer in the Bulletin des Annonces Légales Obligatoires on January 25, 2006.

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons	Kirin Brewery Company Limited Not applicable
(2)	Check the Appropriate Box if a Member of a Group	(a) (b)
(3)	SEC Use Only
(4)	Source of Funds	N/A (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Place of Organization	Japan
	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	3,428,144*
		(8) Shared Voting Power	0
		(9) Sole Dispositive Power	3,428,144*
		(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,428,144
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11	3.65%*
(14)	Type of Reporting Person	CO

*Kirin Brewery Company Limited’s wholly-owned subsidiary, Kirin International Finance BV, a company incorporated under the laws of The Netherlands, directly owns 3,428,144 Shares. Kirin Brewery Company Limited (“Kirin”) does not otherwise own any Shares.

**Based on 93,844,258 Shares outstanding on January 19, 2006 as published by the Issuer in the Bulletin des Annonces Légales Obligatoires on January 25, 2006.

(1)	Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons	Kirin International Finance BV Not applicable
(2)	Check the Appropriate Box if a Member of a Group	(a) (b)
(3)	SEC Use Only
(4)	Source of Funds	N/A (See Item 3)
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
(6)	Place of Organization	The Netherlands
	Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power	3,428,144*
		(8) Shared Voting Power	0
		(9) Sole Dispositive Power	3,428,144*
		(10) Shared Dispositive Power	0
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person	3,428,144
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares
(13)	Percent of Class Represented by Amount in Row 11	3.65%*
(14)	Type of Reporting Person	CO

* Kirin International Finance, Kirin’s wholly-owned subsidiary, directly owns 3,428,144 Shares. Kirin does not otherwise own any Shares.

**Based on 93,844,258 Shares outstanding on January 19, 2006 as published by the Issuer in the Bulletin des Annonces Légales Obligatoires on January 25, 2006.

ITEM 1.

Security and Issuer

(a)

Name of Issuer

Pernod Ricard S.A. (the “Issuer”)

(b)

Address of Issuer’s Principal Executive Offices

12, place des Etats-Unis
Paris Cedex 16
France

(c)

Title of Class of Securities

This report relates to the ordinary shares (the “Shares”) of the Issuer.

ITEM 2.

Identity and Background

(a), (b), (c) and (f):

Reporting Person
Name:	Société Paul Ricard
Principal business:	Real estate management. Société Paul Ricard, represented by Béatrice Baudinet, chair of the supervisory board of Société Paul Ricard, is a member of the Issuer’s board of directors.
Address of principal office and business:	Ile des Embiez, 83140 Six Fours les Plages
Place of organization:	France
Reporting Person
Name:	Mrs. Danièle Ricard
Principal occupation:	Mrs. Ricard is the chair of the management board of Société Paul Ricard and a member of the Issuer’s board of directors.
Principal office:	Ile des Embiez, 83140 Six Fours les Plages
Citizenship:	France
Reporting Person
Name:	Mr. François-Xavier Diaz
Principal occupation:	Mr. Diaz is the managing director of Société Paul Ricard and a member of its management board.
Principal office:	Ile des Embiez, 83140 Six Fours les Plages
Citizenship:	France
Reporting Person
Name:	Mr. Raphael Gonzalez-Gallarza
Principal occupation:	Retired. Mr. Gonzalez-Gallarza is a member of the Issuer’s board of directors.
Principal address:	Capitán Haya, 35-8 ° E, 28020 Madrid, Spain
Citizenship:	Spain
Reporting Person
Name:	Kirin Brewery Company Limited
Principal business:	Manufacturer and distributor of alcoholic beverages.
Address of principal office and business:	10-1, Shinkawa 2-Chome, Chuo-ku, Tokyo 104-8288, Japan
Place of organization:	Japan

This Schedule 13D is being jointly filed by Société Paul Ricard (“SAPR”), Mrs. Ricard, Mr. Diaz, Kirin Brewery Company Limited (“Kirin”) and Mr. Gonzalez-Gallarza (collectively, the “Reporting Persons”). The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 1. The Reporting Persons do not admit that they constitute a group.

SAPR, Mrs. Ricard and Mr. Diaz initially filed a statement of beneficial ownership on Schedule 13G on February 14, 2006 (the “Original Filing”) with respect to Shares acquired prior to the time the Shares were registered under Section 12(b) of the Securities Act of 1933 on July 26, 2005.

Except as expressly otherwise sets forth in this Schedule 13D, each Reporting Person disclaims beneficial ownership of the Shares owned by each other Reporting Person or any other person.

Schedule A (attached hereto and incorporated by reference) set forth the name, business address and present principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and officers of Kirin and the directors of Kirin International Finance.

(d)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, none of the persons listed on Schedule A (attached hereto and incorporated by reference) has, to the best of either of Kirin or Kirin International Finance’s knowledge, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  During the last five years, none of the persons listed on Schedule A (attached hereto and incorporated by reference) was, to the best of either of Kirin or Kirin International Finance’s knowledge, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.

Source and Amount of Funds or Other Consideration.

SAPR

The Issuer was founded in 1975 upon the merger of the French companies Pernod and Ricard. Mr. Paul Ricard, the founder of the Ricard company, received Shares in exchange for his shares of the Ricard company upon the merger of Pernod and Ricard. Such Shares were held by SAPR and two of its wholly-owned subsidiaries, SA Barbossi and SA Embiez. In 1982, SA Barbossi and SA Embiez were merged into SAPR, at which time SAPR acquired the 355,896 Shares such subsidiaries owned. SAPR has since acquired additional Shares through open market transactions using its existing assets and through the free attribution of Shares by Pernod Ricard in accordance with resolutions approved by the Issuer’s shareholders. In addition, SNC Le Garlaban, a wholly-owned subsidiary of SAPR, acquired 291,000 Shares on August 30, 2005 on the open market using €40 million of funds transferred to it by SAPR, which funds were drawn from a loan extended by a banking institution.

Mrs. Danièle Ricard

Mrs. Ricard acquired her Shares in exchange for shares of the Ricard company upon the Merger of the Pernod and Ricard companies in 1975 and through the free attribution of Shares by the Issuer in accordance with resolutions approved by the Issuer’s shareholders.

Mr. François-Xavier Diaz

Mr. Diaz acquired his Shares in open market transactions using his personal funds.

Mr. Gonzalez-Gallarza

Mr. Gonzalez-Gallarza acquired 567,285 Shares in exchange for shares of Société Immobilière et Financière pour l’Alimentation (“SIFA”) upon the merger of SIFA with and into the Issuer on January 16, 2006. Prior to that time, Mr. Gonzalez-Gallarza owned 50 Shares, which were purchased on the open market using personal funds.

Kirin

Kirin’s wholly-owned subsidiary, Kirin International Finance, acquired its Shares in exchange for shares of SIFA upon the merger of SIFA with and into the Issuer on January 16, 2006. At the time of the merger, Kirin owned approximately 45.7% of SIFA’s share capital.

ITEM 4.

Purpose of Transaction.

SAPR

As the holding company of the Ricard family’s Shares, SAPR plays an active role as a shareholder of the Issuer. SAPR entered into the letter agreement and the shareholders’ agreement described below for the purposes of strengthening its role as a shareholder of the Issuer. However, SAPR does not intend to acquire control of the Issuer.

Letter Agreement

By letter dated February 8, 2006 to SAPR (the “Letter Agreement”), Mr. Raphael Gonzalez-Gallarza undertook to consult with SAPR prior to each general meeting of the shareholders of the Issuer regarding voting their respective Shares at such meetings. Pursuant to the Letter Agreement, should Mr. Gonzalez-Gallarza and SAPR disagree on the manner their respective Shares will be voted, Mr. Gonzalez-Gallarza will vote in favor of the resolutions proposed or recommended by the Company’s board of directors and vote against any resolution rejected by the Company’s board of directors. An English language summary of the Letter Agreement is attached hereto as Exhibit 2.

In addition, Mr. Gonzalez-Gallarza granted SAPR (or a third-party designated by SAPR) preemptive rights to acquire Shares that he owns or comes to own in the event that he decides to sell his Shares, including in connection with a tender offer or similar offer for shares of the Issuer. Notwithstanding the above, Mr. Gonzalez-Gallarza may freely transfer his Shares to his spouse, his direct family members or to a company wholly-owned by him, provided that the beneficiary of the Shares agrees to extend the preemptive rights contained in the Letter Agreement to SAPR.

As a result of the Letter Agreement, SAPR, Mrs. Ricard, Mr. Diaz and Mr. Gonzalez-Gallarza may be deemed to be a group pursuant to Rule 13d-5(b)(1) under the Exchange Act. None of the Reporting Persons admit that they constitute a group.

Shareholders’ Agreement

On March 22, 2006, SAPR entered into a shareholders’ agreement with Kirin and Kirin International Finance BV (the “Shareholders’ Agreement”), which establishes a consultative procedure between the parties with respect to voting their respective Shares at meetings of the shareholders of the Issuer. In addition, Kirin granted SAPR a preemptive right to acquire the Shares that it owns in the event Kirin decides to dispose of its Shares. A copy of the Shareholders’ Agreement is attached hereto as Exhibit 3.

Pursuant to the Shareholders’ Agreement, SAPR and Kirin will consult one another prior to meetings of the shareholders of the Issuer with respect to the manner they will vote their respective Shares at such meetings. Should SAPR and Kirin disagree on the manner they will vote their respective Shares, the matter(s) in dispute shall be escalated to the  president of the management board of SAPR and the General Manager of the Marketing Department of Kirin, which will attempt to reach a resolution on the manner SAPR’s and Kirin’s respective Shares will be voted. Failing agreement by the parties through the consultative procedure summarized above, Kirin agrees to vote its shares in favor of resolutions proposed or recommended by the Issuer’s board of directors and against resolutions rejected by the Issuer’s board of directors, in each case when such resolutions concern (i) the appointment and remuneration of members of the Issuer’s board of directors, (ii) the issuance of equity or equity-related securities, with or without preferential subscription rights, (iii) the granting of a green shoe in the case of the issuance of equity or equity-related securities, (iv) capital increases effected for the purpose of payment for acquisitions (limited to 10% of the share capital of the Issuer), (v) the issuance of equity or equity-related securities for the purpose of payment in exchange offers, (vi) the attribution of securities of the Issuer to its shareholders, (vii) mergers, spin-offs and asset contributions, (viii) the issuance of equity and equity-related securities to a specified person or group of persons, (ix) share buy-back programs not relating to ordinary share buy-back programs, (x) distributions, other than yearly dividends, (xi) voting on or authorizing specific measures to be taken in the event the Issuer is subject to a take-over bid and (xii) modification of the Issuer’s bylaws not covered in the transactions listed above.

Notwithstanding this undertaking, at the end of the consultation process described above and failing agreement with SAPR, Kirin will be free to vote its Shares as it deems necessary with regards to any resolutions relating to (a) the approval of the financial statements of the Issuer, (b) the distribution of yearly dividends, (c) related party transactions, (d) the appointment of the Issuer’s statutory auditors, (e) share buy-back programs, (f) the cancellation of treasury shares, (g) the issuance by the Issuer of debt securities that give a right to other debt securities, (h) capital increases through the capitalization of income or reserves, (i) attribution of shares of the Issuer to its employees, (j) capital increases reserved to employee savings plans relating to the Issuer and (k) modifications of the Issuer’s bylaws on which Kirin is not required to vote in the manner determined by the Issuer’s board of directors.  In addition, Kirin is free to vote as it deems necessary with respect to resolutions relating to the acquisition of a company or group of companies active in the wine, spirit and/or beer business whose parent is a company incorporated in Japan or in which Kirin owns a “Strategic Stake.” For the purposes of the Shareholders’ Agreement, a Strategic Stake is a percentage interest greater than 20% of the shares and voting rights of a given company, to the extent such interest allows its holder to nominate at least one director to such company’s board of directors (or one member to a similar governing committee) and (ii) the holder of such interest has a commercial relationship with such company.

The Shareholders’ Agreement reiterates for the benefit of SAPR an undertaking made by Kirin to the Issuer by letter dated March 22, 2006 to abstain from transferring its Shares or other securities of the Issuer (subject to limited exceptions) for the duration of a distribution agreement entered into by Kirin and the Issuer (the “Standstill Letter”). The distribution agreement will terminate on December 31, 2009 and may be extended until December 31, 2011, depending on Kirin’s performance under the distribution agreement (the “standstill period”). The Standstill Letter is further described in Item 6 of this Schedule 13D. Pursuant to the Shareholders’ Agreement, SAPR (or a third-party designated by SAPR) has preemptive rights to acquire any Shares transferred by Kirin upon the expiration of the standstill period. The purchase price for such transfers will be the arithmetic average of the average trading price of the Shares over the 30 days preceding the date Kirin provides notice to SAPR that it intends to transfer its Shares and the average trading price of the Shares over the 30 days preceding the date of the effective transfer of the Shares to SAPR by Kirin.

As a result of the Shareholders’ Agreement, SAPR, Mrs. Ricard, Mr. Diaz and Kirin may be deemed to be a group pursuant to Rule 13d-5(b) under the Exchange Act. None of the Reporting Persons admit that they constitute a group.

Mrs. Ricard and Mr. Diaz

Each of Mrs. Ricard and Mr. Diaz acquired their respective Shares for investment purposes. Each of Mrs. Ricard and Mr. Diaz will continuously evaluate their ownership and the Issuer’s business and industry. Depending upon ongoing evaluations of prevailing market conditions, other investment opportunities, liquidity requirements and investment considerations, each of Mrs. Ricard and Mr. Diaz may from time to time acquire or dispose of the Issuer’s securities in open market or privately negotiated transactions.

Except as described herein, neither Mrs. Ricard nor Mr. Diaz have present plans or proposals that relate to or would result in any of the actions described in Item 4 (a) through (j) of Schedule 13D.

Mr. Gonzalez-Gallarza

Mr. Gonzalez-Gallarza acquired his Shares in connection of the merger of SIFA with and into the Issuer. Except for the Letter Agreement described above, Mr. Gonzalez-Gallarza does not have present plans or proposals that relate to or would result in any of the actions described in Item 4 (a) through (j) of Schedule 13D.

Kirin

Kirin acquired its Shares in connection with the merger of SIFA with and into the Issuer. Except for the Shareholders’ Agreement described above and the Standstill Letter described in Item 6 of this Schedule 13D, Kirin does not have present plans or proposals that relate to or would result in any of the actions described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.

Interest in Securities of the Issuer.

(a) and (b):

SAPR

SAPR is the beneficial owner of 8,787,907 Shares, including 291,000 Shares owned directly by its wholly-owned subsidiary SNC Le Garlaban, representing 9.36% of the Shares outstanding.

SAPR has sole dispositive power over the Shares it and its subsidiary own. SAPR may be deemed to have shared voting power over such Shares with Mrs. Ricard and Mr. Diaz. As a result of the Letter Agreement and the Shareholders’ Agreement, SAPR may be deemed to have shared voting power with respect to the 567,335 and 3,428,144 Shares owned directly by Mr. Gonzalez-Gallarza and Kirin, respectively. SAPR does not admit any voting power over such Shares.

SAPR disclaims beneficial ownership of the Shares beneficially owned by each of Mrs. Ricard, Mr. Diaz, Mr. Gonzalez Gallarza and Kirin and this report shall not be an admission that SAPR is the beneficial owner of such securities.

Mrs. Ricard

Mrs. Ricard is the beneficial owner of 75,205 Shares, representing 0.08% of the Shares outstanding.

Mrs. Ricard is the chair of SAPR’s management board and, as such, may be deemed to have the power to vote or direct the vote of Shares owned or deemed beneficially owned by SAPR.

Mrs. Ricard has sole dispositive and voting power over the 75,205 Shares that she owns directly.

Mrs. Ricard disclaims beneficial ownership of the Shares beneficially owned by each of SAPR, Mr. Diaz, Mr. Gonzalez-Gallarza and Kirin and this report shall not be an admission that she is the beneficial owner of such securities.

Mr. Diaz

Mr. Diaz is the beneficial owner of 360 Shares, representing 0.0% of the Shares outstanding.

Mr. Diaz is the managing director of SAPR and, as such, may be deemed to have the power to vote or direct the vote of Shares owned or deemed beneficially owned by SAPR.

Mr. Diaz has sole dispositive and voting power over the 360 Shares he owns directly.

Mr. Diaz disclaims beneficial ownership of the Shares beneficially owned by each of SAPR, Mrs. Ricard, Mr. Gonzalez-Gallarza and Kirin and this report shall not be an admission that he is the beneficial owner of such securities.

Mr. Gonzalez-Gallarza

Mr. Gonzalez-Gallarza is the beneficial owner of 567,335 Shares, representing 0.60% of the outstanding Shares.

Mr. Gonzalez-Gallarza has sole dispositive power over the Shares he owns directly. For the purposes of this filing, as a result of the Letter Agreement, Mr. Gallarza may be deemed to share voting power with respect to his Shares with SAPR. Mr. Gonzalez-Gallarza does not admit any such shared voting power.

Mr. Gonzalez disclaims beneficial ownership of the Shares beneficially owned by each of SAPR, Mrs. Ricard and Mr. Diaz and this report shall not be an admission that he is the beneficial owner of such securities. As Mr. Gonzalez-Gallarza has no relationship with Kirin, Mr. Gonzalez-Gallarza disclaims beneficial ownership over the Shares of Kirin referenced in this Schedule 13D.

Kirin

Kirin is the beneficial owner of 3,428,144 Shares, representing 3.65% of the Shares outstanding. Kirin’s wholly-owned subsidiary, Kirin International Finance BV, directly owns 3,428,144 Shares. Kirin Brewery Company Limited does not otherwise own any Shares.

Kirin has sole dispositive power over the Shares its subsidiary directly owns. For the purposes of this filing, as a result of the Shareholders’ Agreement, Kirin may be deemed to share voting power with respect to its shares with SAPR. Kirin does not admit any such shared voting power.

Kirin disclaims beneficial ownership of the Shares beneficially owned by each of SAPR, Mrs. Ricard and Mr. Diaz and this report shall not be an admission that Kirin is the beneficial owner of such securities. As Kirin has no relationship with Mr. Gonzalez-Gallarza, Kirin disclaims beneficial ownership over the Shares of Mr. Gonzalez-Gallarza referenced in this Schedule 13D.

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

ITEM 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The descriptions of the Letter Agreement and the Shareholders’ Agreement contained in Item 4 of this Schedule 13D are incorporated herein by reference.

Pursuant to the Standstill Letter referenced in Item 4 of this Schedule 13D, Kirin agreed, for the benefit of the Issuer, not to transfer any of its Shares during the term of a distribution agreement previously entered into by Kirin and the Issuer. Pursuant to such distribution agreement, Kirin is the distributor of certain of the Issuer’s brands in Japan. The distribution agreement expires on December 31, 2009, and may thereafter be renewed for a period ending December 31, 2011, depending on Kirin’s performance under the distribution agreement.

Pursuant to the Standstill Letter, Kirin may not transfer any of its Shares during the term of the distribution agreement. However, in the event the merger of SIFA with and into the Issuer is treated in Japan as a sale by Kirin of its SIFA shares, Kirin will be able to sell a portion of its Shares in order to cover (i) tax liabilities that it may incur as a result of the merger of SIFA with and into the Issuer or (ii) the accounting impact of such treatment. However, to the extent that no negative accounting impact in Japan would result, the proceeds from the sale by Kirin of its Shares to cover the accounting impact mentioned in (ii) above, if any, will be used by Kirin to purchase new Shares.

Other than the agreements described in Item 4 and Item 6 of this Schedule 13D, the Reporting Persons are not party to any contract, arrangement, undertaking or relationship with respect to the securities of the Issuer.

On May 23, 2005, SAPR entered into a €40 million credit facility with a banking institution. SAPR borrowed €40 million under this credit facility to provide funds to SNC Le Garlaban to purchase Shares on the open market. The credit facility requires each of SAPR and SNC Le Garlaban to maintain a pledged account with the lender into which they must deposit Shares in amounts sufficient to ensure that the value of the Shares deposited to such accounts is at least equal to the outstanding amounts.

ITEM 7.

Materials to Be Filed as Exhibits.

Exhibit 1.

Joint Filing Agreement, dated as of April 1, 2006 among the reporting persons.

Exhibit 2.

English language summary of Letter Agreement, dated as of February 8, 2006, between Mr. Gonzalez-Gallarza and SAPR.

Exhibit 3.

Shareholders’ Agreement, dated as of March 22, 2006, among Kirin, Kirin International Finance BV and SAPR.

Exhibit 4.

Standstill Letter, dated as of March 22, 2006 by Kirin for the benefit of Pernod Ricard.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 7, 2006

SOCIETE PAUL RICARD

By: /S/ Danièle RICARD
Title: Chair of the management board

MRS. DANIELE RICARD, individually

By: /S/ Danièle RICARD

MR. FRANCOIS-XAVIER DIAZ, individually

By: /S/ François-Xavier DIAZ

KIRIN BREWERY COMPANY LIMITED

By: /S/ Hidefumi IWASA
Title: General Manager, Marketing Department

MR. RAPHAEL GONZALEZ-GALLARZA, individually

By: /S/ Raphael GONZALEZ-GALLARZA

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF KIRIN

AND KIRIN INTERNATIONAL FINANCE

Kirin.  The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Kirin are set forth below.  Each Kirin officer is also a director.  If no business address is given, the director’s business address is 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, 104-8288, Japan. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Kirin.  Unless otherwise indicated below, all of the persons listed below are citizens of Japan.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
Mr. Koichiro Aramaki	Chairman & CEO
Mr. Kazuyasu Kato	President & COO
Mr. Naomichi Asano	Executive Vice President
Mr. Takeshi Shimazu	Director
Mr. Kazuhiro Sato	Director
Mr. Koichi Matsuzawa	Director
Mr. Tomohiro Mune	Director
Mr. Kenjiro Hata[2]	Special Counselor, Meiji Yasuda Life Insurance Company
Mr. Satoru Kishi[2]	Senior Adviser, Bank of Tokyo-Mitsubishi UFJ
Mr. Akira Genma[2]	Senior Adviser, Shiseido

1  Same address as director’s business address except where indicated.

2  Outside director of Kirin.

Kirin International Finance.  The name, business address, title, present principal occupation or employment of each of the directors of Kirin International Finance are set forth below.  Kirin International Finance has no officers.  If no business address is given, the director’s business address is Strawinskylaan 3105 7E ETAGE, 1077ZX Amsterdam. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Kirin International Finance.  Unless otherwise indicated below, all of the persons listed below are citizens of Japan.

Name and Business Address	Present Principal Occupation Including Name and Address[1] of Employer
Directors
EQ Management Services B.V.	Strawinskylaan 3105 7E ETAGE, 1077ZX Amsterdam
Mr. Mamoru Yokomatsu	General Manager, Finance Department, Kirin Brewery Company, Limited

1  Same address as director’s business address except where indicated.

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree as follows:

a.

Each of them is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person therein; but none of them is responsible for the completeness and accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: April 1, 2006

SOCIETE PAUL RICARD

By: /S/ Danièle RICARD
Title: Chair of the management board

MRS. DANIELE RICARD, individually

By: /S/ Danièle RICARD

MR. FRANCOIS-XAVIER DIAZ, individually

By: /S/ François-Xavier DIAZ

KIRIN BREWERY COMPANY LIMITED

By: /S/ Hidefumi IWASA
Title: General Manager, Marketing Department

MR. RAPHAEL GONZALEZ-GALLARZA, individually

By: /S/ Raphael Gonzalez Gallarza

Exhibit 2

This is an English language summary of the Letter Agreement referred to in the French language between Mr. Gonzalez-Gallarza and SAPR.

By letter dated February 8, 2006 to SAPR (the “Letter Agreement”), Mr. Raphael Gonzalez-Gallarza undertook to consult with SAPR prior to each general meeting of the shareholders of the Issuer regarding the voting of their respective Shares. Should Mr. Gonzalez-Gallarza and SAPR disagree on the manner their Shares will be voted, Mr. Gonzalez-Gallarza agreed to vote in favor of the resolutions proposed or recommended by the Issuer’s board of directors and vote against any resolution rejected by the Issuer’s board of directors.

In addition, Mr. Gonzalez-Gallarza undertook to inform SAPR of any intention to acquire securities or voting rights of the Issuer at least 15 days prior to such acquisition and abstain from acquisitions of shares of the Issuer that would lead to the obligation to launch a tender offer regarding shares of the Issuer under French law.

In the event Mr. Gonzalez-Gallarza transfers his Shares on the open market, he will be required to file an application with Euronext Paris regarding such resale. Should Mr. Gonzalez-Gallarza seek to make a block trade of his shares of the Issuer in accordance with Article 516-2 of the General Regulations (règlement general) of the French Markets Authority or the rules of Euronext Paris, Mr. Gonzalez-Gallarza will not be required to file an application with Euronext Paris regarding the resale.

Moreover, Mr. Gonzalez-Gallazara granted SAPR preemptive rights to acquire Shares he holds or comes to hold in the event he disposes of his Shares.  Pursuant to the Letter Agreement, Mr. Gonzalez-Gallazara is required to provide SAPR notice of his intention to dispose of his Shares, which notice must set forth the terms of the transaction, including the number of shares to be sold and the purchase price for the Shares (the “Notice”). SAPR will have 30 days starting from the date it receives the Notice to exercise its preemptive rights.

In the event SAPR does not exercise its preemptive rights within 30 days, Mr. Gonzalez-Gallarza will be entitled to sell his Shares to a third party under the terms stated in the Notice. Should Mr. Gonzalez-Gallarza not sell the subject Shares within the offer period stated in the Notice, such Shares will once again become subject to the preemptive rights accorded to SAPR in the Letter Agreement.

In the event a tender offer for the Issuer’s Shares is launched, Mr. Gonzalez-Gallarza will be entitled to sell his Shares in such tender offer. However, pursuant to the Letter Agreement, Mr. Gonzalez-Gallarza will be required to notify SAPR of his intention to sell his Shares within four days after the AMF has approved the tender offer and to confirm his intention to sell his Shares in the event the offering price in the tender offer is increased or a competing offer is launched. SAPR is required to provide Mr. Gonzalez-Gallarza notice of its decision to exercise its preemptive rights with regards to such Shares four days prior to the closing of tender offer or competing offer, as the case may be. The price per Share pursuant to this preemptive right will be equal to the last offering price of the tender-offer, in the case of the tender offer, competing offer or a combination thereof, or, in the case of an exchange offer, the average trading price over the 10 days prior to the end of such exchange offer.

The Letter Agreement will remain in effect as long as Mr. Gonzalez-Gallarza owns Shares. However, the Letter Agreement will terminate five years after the date of the Letter Agreement, it being understood that the Letter Agreement will be automatically renewed for two year periods unless terminated six months prior to the current term of the Letter Agreement.

Exhibit 3

Non-Official English Translation

SHAREHOLDERS AGREEMENT

BETWEEN THE UNDERSIGNED:

-

S.A. PAUL RICARD, a French Société Anonyme, having its registered office at Ile des Embiez, Le Brusc, 83140 Six Fours les Plages and registered with the “Registre du Commerce et des Société de Toulon” under the number 629 501 537, represented by Mrs Danièle Ricard, its Président du Directoire, duly empowered for the purpose of this Agreement,

(Hereafter “SAPR”),

ON THE ONE HAND,

AND:

-

Kirin Brewery Company, Limited, a company incorporated under the laws of Japan, with its registered office at 10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, 104-8288, represented by Mr. Kazuyasu Kato, its Managing Director & General Manager of Sales and Marketing Division, duly empowered for the purpose of this Agreement,

-

Kirin International Finance BV, a company incorporated under the laws of the Netherlands, with its registered office at Strawinskylaan 3105, 7E ETAGE, 1077ZX Amsterdam, represented by its President, duly empowered for the purpose of this Agreement,

(Hereafter collectively referred to as “Kirin” any reference to Kirin in this Shareholders Agreement being a reference to Kirin and Kirin International Finance BV, or to either of them, as the context requires),

ON THE OTHER HAND,

(Each being referred to individually as a “Party” and collectively as the “Parties”)

IN THE PRESENCE OF:

-

Pernod Ricard, a French Société Anonyme, having its registered office at 12 place des Etats-Unis, 75116 Paris, and registered with the “Registre du Commerce et des Société de Paris” under the number 582 041 943, represented by Monsieur Patrick Ricard, its Président Directeur Général, duly empowered for the purpose of this Agreement,

(Hereafter “PR”)

WHEREAS:

1.

On March 27, 2002, Kirin has become a 47.51 % shareholder of SIFA, a company which principal assets are 7,215,373 shares in PR, representing a 7.703 % equity interest.

2.

Pursuant to a decision of their shareholders meeting of November 9 (for Sifa) and November 10, 2005 (for PR), PR and SIFA have agreed to merge (the “Merger”), whereby, on the effective date of the Merger, January 16, 2006, the shareholders of SIFA, including Kirin, have received PR shares in exchange for their SIFA shares. Kirin has there upon become the owner of 3,428,144 PR shares.

3.

In a letter dated March 22, 2006 to PR, scheduled as Annex 1 to this Agreement (the “Standstill Letter”), Kirin has agreed not to transfer its Securities for the time period, and subject to the exceptions, set forth therein.

4.

SAPR is the main shareholder of PR with (directly and indirectly, and following completion of the Merger) 8,787,907 shares representing 9.382 % of PR’s outstanding shares and 16.797 % of its voting rights.

5.

Kirin wishes to build a long term relationship with SAPR, recognising its importance as the holding company of the founders of PR and its continued support to the successful strategy of PR to make it the number 2 wines and spirit group worldwide. In particular, Kirin wishes to consult with SAPR with respect to the manner in which SAPR and Kirin shall vote their shares in PR. On the other hand, Kirin is willing to give a preferred right to SAPR (or any substituted third party) to purchase its PR shares, should Kirin wish to transfer them.

IT BEING UNDERSTOOD, IT HAS BEEN AGREED AS FOLLOWS:

ARTICLE 1 - DEFINITIONS

Unless otherwise defined in this Agreement, all capitalised terms used herein shall have the following meanings:

“Challenge Notice”

:

Shall mean the notice to be served by Kirin described in Article 4.4.

“Parent”

:

Shall have the meaning set out in Article 8 paragraph 3 of the Japanese Ministerial Regulation regarding financial statements, as in force on the date hereof.

“Permitted Transfers”

:

Shall mean a Transfer of Shares by Kirin to a Wholly-Owned Subsidiary, subject to (i) such transferee agreeing to be bound by this Agreement, (ii) such transferee remaining a Wholly-Owned Subsidiary and (iii) Kirin remaining jointly liable for the obligations of such transferee.

“Purchase Notice”

:

Shall mean the notice to be served by SAPR described in Article 4.2, such notice to include the date when the purchase of the Transferred Shares shall effectively take place.

“Securities”

:

Shall mean (i) any Share, (ii) any other security issued, from time to time, by PR giving right, at any time, directly or indirectly, by conversion, exchange, redemption, presentation or exercise of a warrant or otherwise, to Shares or other securities representing or giving access to a portion of the share capital and/or the voting rights of PR (including, without limitation, investment certificates, bonds convertible into and/or exchangeable for Shares, bonds redeemable into Shares, bonds with warrants attached), (iii) any preferential subscription rights or any rights (such as attribution right or priority right) (droit de priorité) that would entitle their holders to subscribe to Shares, (iv) any division (démembrement) of the rights relating to the Shares or the securities referred to in clauses (i) and (ii) above, or (v) any securities of a nature similar to the securities described in clause (ii) above, as issued from time to time by any person, which may give any rights to Shares or voting rights of PR.

“Shares”

:

Shall mean any share of PR with voting rights (including shares with double voting rights), including as issued from time to time by PR as a result of a cash contribution, a merger, a split-off, a contribution of assets, or otherwise.

“Standstill Period”

:

Shall mean the period starting on the date of signing of the Standstill Letter and expiring on the date of expiration of the commitment not to Transfer contained therein.

“Strategic Stake”

:

A percentage interest greater than 20 % of the shares and voting rights of a company, to the extent that (i) such interest enables its holder to nominate at least one director (or one member of a similar governing body such as supervisory board or strategic committee) and (ii) the holder of such interest has a commercial relationship with such company.

“Transfer”

:

Shall mean the transfer of any rights or obligations and in the context of Securities includes (i) all transfers, sales or assignments of partial (e.g., jouissance, usufruit, or nue-propriété) or full title by any legal means, (ii) any gratuitous or onerous transfer (including by reason of death), or transfer made pursuant to a public auction ordered by any court, (iii) any transfer which is the result of any contribution, apport partiel d’actif, merger or split-off (scission) or any transmission universelle de patrimoine, (iv) any transfer of droits d’attribution in connection with an increase of share capital by way of capitalisation of reserves or profits, any transfer of preferential subscription rights in connection with an increase of share capital by way of contribution in cash or individual waiver to such preferential subscription rights in favour of identified persons and, more generally, (v) any transfer with or without division of legal and beneficial title, loan, transfer to a trust or a fiduciary or as a guarantee (including constitution of a pledge) or convention de croupier. For the avoidance of doubt, the conversion of any Security from registered form to bearer form, or from bearer form to registered form, shall not constitute a “Transfer” under this Agreement.

“Transfer Notice”

:

Shall mean the notice to be served by Kirin described in Article 4.1.

“Transfer Price”

:

Shall mean the price determined as set out in Article 4.3.

“Transferred Shares”

:

Shall mean Shares, the Transfer of which is contemplated as set forth in Article 4.

“Wholly-Owned Subsidiary”

:

Shall mean a company, all the shares and voting rights of which are held and exercised by Kirin (directly or through other Wholly-Owned Subsidiary), with no third party having any right in the conduct of the affairs of such Wholly-Owned Subsidiary or any right to, or the right to acquire, shares, other securities, voting rights or economic rights in such Wholly-Owned Subsidiary.

ARTICLE 2 - VOTING UNDERTAKING

2.1

As soon as practicable after having received notice of a shareholders meeting of PR, the Parties shall consult to determine the way in which their Securities shall be voted at such meeting.

Each Party shall be entitled to request this consultation by notice to the other Party no later than five days after the “avis de réunion” (first notice of shareholders meeting).

The consultation may take place through physical meetings, telephone conversation, or other ways of communication agreed by the Parties. Each Party shall be free to designate its representatives for such consultation.

The consultation shall take place on a date convenient to both Parties, it being understood that in any case the requesting Party may require that the meeting take place no later than ten days after the date of the notice whereby such Party has requested the consultation. Failing consensus at that consultation meeting, the matter(s) in dispute shall be escalated to the “Président du Directoire” of SAPR and the “General Manager  of Marketing Department” of Kirin. These principals shall discuss such matter and attempt to reach a resolution during a meeting (either attended in person or through a videoconference or a telephone call) that shall take place no later than ten days after the consultation meeting during which the Parties shall have failed to reach a consensus.  Should the consultation be requested later than as set forth in the second paragraph of this section 2.1, the ten day periods provided for in this paragraph shall be reduced accordingly to allow the consultation to take place no later than 5 days before the PR shareholders meeting.

2.2

Failing agreement of the Parties on the way in which their shares shall be voted following the consultation process described in paragraph 2.1, Kirin agrees to vote its shares (i) in favour of the resolutions proposed or recommended by the board of directors of Pernod Ricard (or as applicable, by any non executive governing body) and (ii) against all resolutions rejected by the board of directors (or any non executive governing body) when the resolutions proposed to the shareholders meeting shall concern the following matters set forth in exhibit 2.2.1 hereto.

2.3

The foregoing paragraph 2.2 notwithstanding, at the end of the consultation process set forth in paragraph 2.1, and failing agreement with SAPR, Kirin shall be free to vote its shares as it determines for any resolution mentioned in exhibit 2.2.2 or for any resolution related to the acquisition of a company or group of companies (i) active in the wine, spirit and/or beer business, which Parent is a company incorporated in Japan or (ii) in which Kirin owns a Strategic Stake.

ARTICLE 3 - STANDSTILL

3.1

Kirin reiterates to the benefit of SAPR the terms of the Standstill Letter and therefore agrees not to transfer any Securities during the Standstill Period, subject to the exception contained in the Standstill Letter.

3.2

SAPR accepts this reiteration.

3.3

For the avoidance of doubt, whenever Kirin shall have the right to sell Shares pursuant to the Standstill Letter, any such sale shall be subject to the provisions of this Shareholders Agreement, including of Article 4.

ARTICLE 4 - TRANSFERS AFTER STANDSTILL

4.1

At any time during the term of this Agreement following the Standstill Period, if Kirin contemplates the Transfer of Shares, it shall forthwith notify SAPR of its intention.

The Transfer Notice shall include (i) the number of Shares, (ii) the method of Transfer, (iii) the anticipated date of the agreement for the Transfer, and its anticipated completion, (iv) the price to be paid, to include all type of directly and indirectly related compensation, and all details on payment, including payment schedule, (v) any representation, warranty or covenant to be given in connection with the Transfer, (vi) any other consideration, (vii) unless the Transfer shall be in the market to unidentified buyers, the name and identification of the proposed transferee and (viii) the recital of the price formula at which SAPR shall be entitled to exercise its right of first refusal hereunder.

4.2

SAPR shall have three months to purchase the Transferred Shares by serving Kirin with a Purchase Notice not later than fifteen days before the date when SAPR (or any substituted person in accordance with Article 4.6) shall effectively purchase such Transferred Shares.

4.3

The price at which SAPR shall have the right to purchase the Transferred Shares shall be equal to the arithmetic average of:

(i)

the average over the 30 trading days preceding the date of the Transfer Notice of the daily average of the trading prices of the PR share weighted by the volumes (“moyenne pondérée par les volumes”), as the same is published daily by Bloomberg on page RIFP/EQUITY/AQR (or any successor thereof); and

(ii)

the average over the 30 trading days preceding the date of the effective Transfer of the Transferred Shares of the daily average of the trading prices of the PR share weighted by the volumes (“moyenne pondérée par les volumes”), as the same is published daily by Bloomberg on page RIFP/EQUITY/AQR (or any successor thereof).

4.4

In the event that Kirin challenges the calculation of the Transfer Price, it shall do so by notification to SAPR within ten days of the Purchase Notice, such notification to include Kirin’s calculation of the Transfer Price with all necessary details. Absent agreement of the Parties within fifteen days of such Challenge Notice, the Transfer Price shall be determined in accordance with article 1843-4 of the “Code Civil” by an expert agreed between the Parties, or absent agreement, by the “Président du Tribunal de Commerce de Paris” petitioned at the request of the most diligent Party.

4.5

Notwithstanding Article 4.2, if Kirin has served a Challenge Notice the completion of the purchase of the Transferred Shares shall take place within thirty days of the final determination of the Transfer Price by the expert in accordance with Article 4.4. Absent such challenge, the completion of the purchase of the Transferred Shares shall take place within three months of the Transfer Notice. If the completion of the purchase of the Transferred Shares for the Transfer Price cannot take place because of regulatory constraints, the completion of the purchase shall be delayed to permit compliance with such constraints. Until such completion, Kirin shall not be entitled to transfer its Shares.

4.6

SAPR shall have the right to designate one or more third parties to purchase all or part of the Transferred Shares in the conditions of this Article 4, in which case (i) any reference to SAPR in this Article 4 shall also be a reference to such substituted third party(ies); (ii) all purchases of such Transferred Shares shall take place on the same day, and (iii) all purchases of such Transferred Shares shall take place through an investment services provider.

4.7

If SAPR fails to deliver the Purchase Notice as set forth under Article 4.2, Kirin shall be free to transfer the Transferred Shares in the terms of the Transfer Notice.

4.8

Should SAPR be in a position to purchase Securities other than Shares from Kirin, the parties will discuss in good faith to determine how to apply the principles and the price formula set forth in the present article 4 to such transfer.

4.9

Notwithstanding the provisions of this Agreement and of the Standstill Letter, the Parties may agree that Kirin will sell all or part of its Shares to SAPR (or any other person designated by SAPR), even during the Standstill Period. For the avoidance of doubt, SAPR shall have no obligation to purchase, and Kirin shall have no obligation to sell such Shares.

ARTICLE 5 - ACTING IN CONCERT

5.1

The Parties understand that this Agreement creates between them an “action de concert” pursuant to article L. 233-10 of the “Code de Commerce”.

5.2

The Parties agree that PR will file this Agreement with the “Autorité des marchés financiers” (“AMF”) pursuant to article L. 233-11 of the “Code de Commerce”. The Parties understand that the AMF will publicise the relevant terms of this Agreement pursuant to article 222-13 of the “Règlement Général” of the AMF.

5.3

The Parties will inform each other of their acquisition and disposal of Shares and other Securities in PR, within five trading days of such transaction, with a copy to the chief executive officer and to the general counsel of PR.

5.4

Kirin agrees that it shall not launch a tender offer on PR, nor take any action that would cause the filing of a tender offer for Securities by either Kirin or SAPR. In addition, should the acquisition of double voting rights in PR by Kirin create an obligation to make an offer for Kirin and/or SAPR, Kirin shall transfer such number of shares in bearer form (“au porteur”) so that the obligation to make an offer will not be triggered. Any failure by Kirin to comply with this obligation shall entitle SAPR to terminate this Agreement and the “action de concert”, except that article 4 shall remain in force in accordance with its terms, and notwithstanding the right for SAPR to be indemnified for any cost resulting from such failure.

5.5

Should SAPR decide to make an offer on PR (alone or with other persons), Kirin shall not be obliged to take any part and SAPR agrees to indemnify Kirin for any cost suffered by Kirin in connection therewith.

ARTICLE 6 - TERM

This Agreement shall become effective on the date hereof and terminate on the earlier of (i) the first anniversary of the end of the Standstill Period and (ii) the seventh anniversary of the date hereof.

ARTICLE 7 - MISCELLANEOUS

7.1

Notices

(a)

All notices, request, demands and other communications under this Agreement shall be in writing and shall be either (i) personally delivered, (ii) sent by Federal Express or other reputable overnight courier or (iii) sent by telecopier (with a copy also sent by reputable overnight courier) to the Party for which it is intended at the following address:

(1)

If to Kirin, to:

Kirin Brewery Company Limited

10-1, Shinkawa 2-chome, Chuo-ku, Tokyo, 104-8288

Tel: 81-3-5540-3621

Fax: 81-3-5540-3674

Attention: Mr. Yukio Taki, its Deputy General Manager of Marketing Department

Or to such other address as Kirin may have designated by notice hereunder;

(2)

If to SAPR, to:

Paul Ricard SA

Ile des Embiez

Le Brusc

83140 Six Fours les Plages

Tel: 33 6 09 11 59 14 or 33 4 94 10 65 26

Fax: 33 4 94 74 92 96

Attention :

Mr. François Xavier Diaz – Directeur Général

Monsieur le Directeur Financier

with a copy to PRSA

Pernod Ricard

12, place des Etats-Unis

75783 Paris Cedex 16 France

Tel: 33 1 41 00 41 00

Fax: 33 1 41 00 42 22

Attention : Group General Counsel

Or to such other address as SAPR may have designated by notice hereunder.

(b)

Every notice, demand, request or other communication hereunder shall be deemed to have been duly given or served; (i) on the date on which personally delivered, with receipt acknowledged, (ii) two business days after timely delivery to Federal Express or other reputable overnight courier, if sent by courier or (iii) upon transmission thereof by the sender and issuance by the transmitting machine of a confirmation slip confirming that the number of pages constituting the communication have been transmitted without error, if sent by telecopy (subject to a copy of such communication also being sent by reputable overnight courier).

7.2

Governing law

This agreement shall be governed in all respects, including as to validity, interpretation and effect thereof, by the laws of the Republic of France.

7.3

Jurisdiction

Any dispute, controversy or claim arising out of, relating to, or in connection with, this Agreement, or the breach, termination or validity thereof, shall be submitted to an arbitration panel composed of three arbitrators in accordance with the Rules of Conciliation and Arbitration of the International Chamber of Commerce. The arbitration shall take place in Paris and be conducted in the English language.

7.4

Binding effect

This Agreement will be binding upon and inure to the benefit of the Parties hereto and their respective heirs, successors and permitted assigns, and any reference to a Party in this Agreement shall be deemed to be a reference to such Party’s heirs, successors and permitted assigns.

7.5

Assignment

This Agreement will not be assignable or otherwise transferable by any Party without the prior written consent of the other Party.

7.6

No Third-Party Beneficiaries

Nothing in this Agreement shall confer any rights upon any person other than the Parties and their respective heirs, successors and permitted assigns.

7.7

Amendment; Waivers, etc.

No amendment, modification or discharge of this Agreement, and no waiver hereunder, will be valid or binding unless set forth in writing and duly executed by the Party against whom enforcement of the amendment, modification, discharge or waiver is sought. Any such waiver will constitute a waiver only with respect to the specific matter described in such writing and will in no way impair the rights of the Party granting such waiver in any other respect or at any other time. Neither the waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, will be construed as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any Party may otherwise have at law or otherwise.

7.8

Severability

If any provision, including any phrase, sentence, clause, or section, of this Agreement is invalid, inoperative or unenforceable for any reason, such circumstances will not have the effect of rendering such provision in question invalid, inoperative or unenforceable in any other case or circumstance, or of rendering any other provision herein contained invalid, inoperative, or unenforceable to any extent whatsoever.

7.9

Confidentiality

The Parties shall keep this Agreement strictly confidential and will not disclose the provisions hereof except as may be required by applicable laws and stock exchange rules and to their respective advisers, to the extent such advisers are bound by a confidentiality duty or undertaking. Except as may be required by applicable laws or such rules, any press release or similar communication as to this Agreement by either Party must be reviewed and approved in advance in writing by the other Party, and the other Party must be given a reasonable opportunity to comment thereon.

7.10

Language

This Agreement will be executed in a French and an English version.

The French version shall prevail for all purposes.

7.11

Kirin Jointly Liable

Kirin shall be jointly liable (“solidairement responsable”) for the performance by Kirin International Finance BV of its obligations under this Agreement.

7.12

Execution Copies

This Agreement shall be executed in two original copies, each of which shall be an original.

7.13

Entire Agreement

This Agreement constitutes the entire agreement between the Parties and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.

Kirin	SAPR

Kirin International Finance BV	Pernod Ricard

EXHIBIT 2.2

2.2.1

Matters on which Kirin shall vote in the manner determined by the board of directors of PR

• Appointment and remuneration of board members,
• Modification of by-laws not covered by other items
• Issuance of equity or equity related securities (with or without preemptive right, called ”DPS”)
• Greenshoe in case of issuance of equity or equity related securities
• Capital increase to pay for acquisitions (limited to 10 % of share capital)
• Issuance of equity or equity related securities to pay for exchange offers
• Attribution of securities to shareholders
• Mergers, spin-offs, contribution of assets
• Issuance of equity and equity related securities to a specified person or group of persons
• Share buy-back outside of ordinary share buy-back program
• Distribution other than the yearly dividend
• Voting specific measures, or authorising specific measures, to be taken in case the issuer is the subject of a take-over

2.2.2

Matters on which Kirin shall be free to vote

• Approval of financial statements,
• Distribution of yearly dividend,
• Related party transactions,
• Appointment of statutory auditors,
• Share buy-back program,
• Cancellation of treasury shares,
• Issuance of debt securities giving right to other debt securities,
• Capital increase through capitalisation of income or reserves,
• Attribution of shares to employees,
• Capital increase reserved to employee share investment plans
• Modifications of the by-laws on which Kirin is not obliged to vote in the manner determined by the board of directors of PR.

Exhibit 4

STANDSTILL LETTER

Monsieur Patrick Ricard

Président Directeur Général

Pernod Ricard

12 place des Etats-Unis

75116 Paris

March 22, 2006

As you know, upon effectiveness of the merger of SIFA into Pernod Ricard (“PR”), we became the owner of 3,428,144 PR shares (the “Shares”).

We wish to confirm to you that we agree not to transfer our Shares and other securities we own in PR (other than to wholly-owned subsidiaries) for as long as the distribution agreement between our companies dated March 22, 2006 (hereinafter referred to as the “Distribution Agreement”, as may be amended or reviewed) remains in force (the “Standstill Period”).

The foregoing paragraph notwithstanding, we shall have the right to sell Shares to the extent (and only to the extent) that (i) we would have to pay tax as a result of the merger of SIFA into PR (the “Merger”) as if we had sold our SIFA shares, in which case we would only sell a maximum of 24.73% of the Shares or (ii) we would have to recognize a negative item in our profit and loss statement corresponding to a tax impact as if we had sold our SIFA shares, in which case we would only sell a number of the Shares calculated to compensate such negative item in accordance with the formula in exhibit 1 hereto, but subject in any case to a maximum of 40.7% of the Shares received in the Merger. For the avoidance of doubt, the total number of Shares sold by us pursuant to (i) and (ii) above shall in no circumstances exceed 40.7% of the Shares except in the case of penalties to be paid by us as set forth in the following paragraph; it being understood, however, that the maximum percentages of shares set forth in (i) and (ii) above may vary, depending on the price of the PR shares and on the currency exchange rate at the time of the sale, as set forth in exhibit 1 hereto.

We shall in any case do our reasonable best endeavours to mitigate the amount of tax to be paid or, as the case may be, the obligation to recognise a negative item in our profit and loss statement (including by providing our auditors with any supporting documentation they would need) with the objective of minimising the amount of Shares we would have to sell to finance the tax (or to compensate the accounting impact). Should we be required by the tax authorities to pay penalties on the amount of tax to be paid, we will be entitled to sell a number of PR shares exceeding the 24.73% set forth in (i) above (or 40.7% set forth in (ii) above, as the case may be) but only in the amount necessary to cover such penalties.

In the case referred to in (ii) of the third paragraph of this Letter, and should our reasonable best endeavours not to recognise a negative item in our profit and loss statement have been unsuccessful, we shall, to the extent this reinvestment would not create a “cross-transaction” for Japanese accounting purposes, use the proceeds of the sale to purchase PR shares (in accordance with applicable laws and securities regulations) for the same cash amount, such shares to also be subject to the Standstill Letter. We shall make our reasonable best endeavours to examine whether this reinvestment would be recognized as a “cross-transaction” for Japanese accounting purposes (including by providing our auditors with any supporting documentation they would need).

We confirm our understanding and agreement that this undertaking shall be made public.

Very truly yours,

_________________________________

Kazuyasu Kato

Managing Director

General Manager of Sales & Marketing Division

Kirin Brewery Company, Limited

10-1, Shinkawa 2-Chome, Chuo-ku, Tokyo

104-8288, JAPAN